October 16, 2024

Matthew Simpson
Chief Executive Officer
Brazil Potash Corp.
198 Davenport Road
Toronto, Ontario, Canada, M5R 1J2

        Re: Brazil Potash Corp.
            Amendment No. 1 to Registration Statement on Form F-1
            Filed September 30, 2024
            File No. 333-281663
Dear Matthew Simpson:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 16, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Risk Factors
The failure to acquire, lease, purchase, or obtain rights to occupy all of the land intended for the operation of the Autazes Project..., page 32

1. We note your response to prior comment 4. Please revise your disclosure to detail whether the Company has begun the proceedings with the applicable
Brazilian
       governmental agencies to acquire the ownerships of the 24 properties. If so, please provide any status updates to these applications and proceedings. October 16, 2024
Page 2
3. Material Accounting Policies
(e) Exploration and evaluation assets, page F-10

2. We note your response to prior comment 10 indicates that you believe that the definitions of economic viability and commercial viability are not the same and that the assessment of commercial viability includes consideration of whether the entity has adequate financial resources to proceed with development activities. Please further explain why you believe the meanings of the terms "commercial viability" and
       "economic viability" are not aligned and why the existing financial resources of the company should be factored into the assessment of commercial viability under
       IFRS6. In this regard, we note that your declaration of reserves based on a pre-
       feasibility study demonstrates that the extraction of mineral resources would be economically viable. Please cite any authoritative literature that supports your view.
3. In your response to comment 10 you list "pre-operation development activities" you will conduct before assessing the project as commercially viable under IFRS6. Tell us how these activities are consistent with costs eligible to be capitalized under paragraph 9 of IFRS6, explaining how these expenditures are associated with finding specific mineral resources.
Exhibits

4. We note your response to prior comment 11, and we re-issue in part. You revised your prospectus to disclose that you interpret the forum selection clauses in your bylaws to be limited to the specified actions and proceedings and to not apply to any claims arising under the Securities Act or the Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in Exhibit 3.2 states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

        Please contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. For engineering questions please contact John Coleman at 202-551-3610. Please contact Michael
Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   William Wong